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                                                                   EXHIBIT 3(ii)

              AMENDMENT TO THE BYLAWS OF BRAINWORKS VENTURES, INC.

                      ADOPTED BY UNANIMOUS WRITTEN CONSENT
                           OF THE BOARD OF DIRECTORS
                               FEBRUARY 14, 2001


Section 6.1 of the Company's Bylaws is hereby amended and restated in its entirety as follows:

Section 6.1: NUMBER AND QUALIFICATIONS. The number of directors, which shall constitute the whole board, shall not be less than five (5), who need not be residents of this state or Shareholders of the Corporation and need have no other qualifications. The numbers of Directors may be increased or decreased to not less than three (3) from time to time by amendment of this section; but no decrease shall have the effect of shortening the term of any incumbent Director.